Mail Stop 4628

                                                             September 18, 2018

Via E-mail
Brian Swartz
Chief Financial Officer
Cornerstone OnDemand, Inc.
1601 Cloverfield Blvd., Suite 620
Santa Monica, California 90404

       Re:     Cornerstone OnDemand, Inc.
               10-K for Fiscal Year Ended December 31, 2017
               Filed February 27, 2018
               File No. 1-35098

Dear Mr. Swartz:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

General

1. In a 2016 conference call transcript, your chief technology officer described looking at a map of "the Cornerstone world" and finding 200 users in North Korea. A 2018 press release on your website indicates that through your nonprofit organization you provided services to support humanitarian efforts in Syria. You refer on page 8 of the 10-K to your operations in Africa and the Middle East, regions that include Sudan and Syria.

       North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.
       Please describe to us the nature and extent of any past, current and anticipated contacts with North Korea, Sudan and Syria, including contacts with their governments, whether through subsidiaries, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in
 Brian Swartz
Cornerstone OnDemand, Inc.
September 18, 2018
Page 2
       quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                            Sincerely,

                                                            /s/ Cecilia Blye

                                                            Cecilia Blye, Chief
                                                            Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Adam Weiss
       Chief Administrative Officer & General Counsel
       Cornerstone OnDemand, Inc.